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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                           FINGERHUT COMPANIES, INC.

                           (NAME OF SUBJECT COMPANY)

                            BENGAL SUBSIDIARY CORP.
                                      AND

                       FEDERATED DEPARTMENT STORES, INC.
                                   (BIDDERS)

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE

                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   317867109

                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                           DENNIS J. BRODERICK, ESQ.
         SENIOR VICE PRESIDENT, GENERAL COUNSEL AND CORPORATE SECRETARY
                       FEDERATED DEPARTMENT STORES, INC.
                             7 WEST SEVENTH STREET
                             CINCINNATI, OHIO 45202
                                 (513) 579-7000

            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                         ------------------------------

                                    COPY TO:

                            ROBERT A. PROFUSEK, ESQ.
                           JONES, DAY, REAVIS & POGUE
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 326-3939
                            ------------------------

                           CALCULATION OF FILING FEE

                    TRANSACTION VALUATION*                                          AMOUNT OF FILING FEE**
                        $1,481,735,800                                                     $296,348

* Estimated for purposes of calculating the filing fee only. Such amount was derived by multiplying $25.00, the amount offered for each share of common stock, par value $0.01 per share (the "Shares"), of Fingerhut Companies, Inc., by the sum of (i) 49,630,294, representing all of the Shares that were issued and outstanding as of February 16, 1999, (ii) 9,622,746, representing all of the Shares reserved for issuance upon the exercise of all outstanding options to purchase Shares, (iii) 7,392, representing Shares reserved for issuance under the Directors' Retainer Stock Deferral Plan, and (iv) 9,000, representing Shares to be issued under the Employee Stock Purchase Plan.

**  1/50th of 1% of the value of the transaction.

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE   FILING PARTY:  NOT APPLICABLE
FORM OR REGISTRATION NO.:  NOT APPLICABLE   DATE FILED:    NOT APPLICABLE

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                               PAGE 1 OF 6 PAGES
                      (EXHIBIT INDEX IS LOCATED ON PAGE 6)

    This Tender Offer Statement on Schedule 14D-1 is filed by Federated Department Stores, Inc. ("Parent") and Bengal Subsidiary Corp., a direct, wholly owned subsidiary of Parent ("Purchaser"), relating to the offer by Purchaser to purchase all of the outstanding common shares (the "Shares") of Fingerhut Companies, Inc. (the "Company") at a purchase price of $25.00 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions set forth in the Offer To Purchase, dated February 18, 1999 (the "Offer To Purchase"), and in the related Letter of Transmittal and any amendments or supplements thereto, copies of which are attached hereto as Exhibits (a)(1) and
(a)(2), respectively (which collectively constitute the "Offer").

    The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1. SECURITY AND SUBJECT COMPANY

    (a) The name of the subject company is Fingerhut Companies, Inc. The address of its principal executive offices is 4400 Baker Road, Minnetonka, Minnesota, 55343. The telephone number of the Company at such location is (612) 932-3100.

    (b) The information set forth on the cover page and under "Introduction" in the Offer To Purchase is incorporated herein by reference.

    (c) The information set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer To Purchase is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND

    (a)-(d), (g) This Statement is filed by Purchaser and Parent. The information set forth on the cover page, under "Introduction," in Section 9 ("Certain Information Concerning Purchaser and Parent") and in Schedule I of the Offer To Purchase is incorporated herein by reference.

    (e)-(f) None of Purchaser, Parent or, to the knowledge of Purchaser and Parent, any of the persons listed in Schedule I to the Offer To Purchase has during the last five years been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

    (a)-(b) The information set forth under "Introduction" and in Section 8 ("Certain Information Concerning the Company"), Section 9 ("Certain Information Concerning Purchaser and Parent"), Section 11 ("Background of the Offer") and
Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    (a)-(b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer To Purchase is incorporated herein by reference.

    (c) Not applicable.

                                  2 of 6 Pages

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER

    (a)-(e) The information set forth under "Introduction" and in Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") and in Section 13 ("Dividends and Distributions") of the Offer To Purchase is incorporated herein by reference.

    (f)-(g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer To Purchase is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    (a)-(b) The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer To Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES

    The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

    The information set forth under "Introduction" and in Section 16 ("Fees and Expenses") of the Offer To Purchase is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth in Section 9 ("Certain Information Concerning Purchaser and Parent") of the Offer To Purchase is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION

    (a) The information set forth under "Introduction" and in Section 9 ("Certain Information Concerning Purchaser and Parent") and Section 12 ("Purpose of the Offer and the Merger; Plans for the Company; the Merger Agreement; Other Matters") of the Offer To Purchase is incorporated herein by reference.

    (b)-(c) The information set forth under "Introduction" and in Section 14 ("Certain Conditions of the Offer") and Section 15 ("Certain Legal Matters") of the Offer To Purchase is incorporated herein by reference.

    (d) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares, Stock Exchange Listing and Exchange Act Registration, and Margin Securities") of the Offer To Purchase is incorporated herein by reference.

    (e) To the knowledge of Parent and Purchaser, no legal proceedings relating to the Offer and the Merger required to be disclosed in Item 10(e) of Schedule 14D-1 are pending or have been instituted.

    (f) The information set forth in the Offer To Purchase and the Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, is incorporated herein by reference.

                                  3 of 6 Pages

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

    (a)(1) Offer To Purchase, dated February 18, 1999

(a)(2) Letter of Transmittal

(a)(3) Notice of Guaranteed Delivery

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7) Form of Summary Advertisement, dated February 18, 1999

(a)(8) Text of Joint Press Release of Federated Department Stores, Inc. and Fingerhut Companies, Inc., dated February 11, 1999

(b)(1) 364-Day Credit Agreement, dated as of July 28, 1997, by and among Parent, the Initial Lenders named therein, Citibank, N.A., as Administrative Agent and Paying Agent, The Chase Manhattan Bank, as Administrative Agent, BankBoston, N.A., as Syndication Agent, and the Bank of America, National Trust & Savings Association, as Documentation Agent (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 2, 1997 (the "August 1997 Form 10-Q"))

(b)(2)Amended and Restated Credit Agreement, dated as of June 29, 1998, by and among Parent, the Initial Lenders named therein, Citibank, N.A., as Administrative Agent and Paying Agent, The Chase Manhattan Bank, as Administrative Agent, BankBoston, N.A., as Syndication Agent, and The Bank of America, National Trust & Savings Association, as Documentation Agent (Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 1998 (the "August 1998 Form 10-Q"))

(b)(3) Five-Year Credit Agreement, dated as of July 28, 1997, by and among Parent, the Initial Lenders named therein, Citibank, N.A., as Administrative Agent and Paying Agent, The Chase Manhattan Bank, as Administrative Agent, BankBoston, N.A., as Syndication Agent, and the Bank of America, National Trust & Savings Association, as Documentation Agent (Incorporated by reference to Exhibit 10.2 to the August 1997 Form 10-Q)

(b)(4) Letter Amendment to the Five-Year Credit Agreement, dated as of June 29, 1998, by and among Parent, the Initial Lenders named therein, Citibank, N.A., as Administrative Agent and Paying Agent, The Chase Manhattan Bank, as Administrative Agent, BankBoston, N.A., as Syndication Agent, and the Bank of America, National Trust & Savings Association, as Documentation Agent (Incorporated by reference to Exhibit 10.2 to the August 1998 Form 10-Q)

(c)(1) Agreement and Plan of Merger, dated February 10, 1999, among Federated Department Stores, Inc., Bengal Subsidiary Corp. and Fingerhut Companies, Inc.

(c)(2) Confidentiality Agreement, dated November 11, 1998, between Federated Department Stores, Inc. and Fingerhut Companies, Inc.

(d)   Not applicable

(e)   Not applicable

(f)   Not applicable

                                  4 of 6 Pages

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1999

                                BENGAL SUBSIDIARY CORP.

                                By:  /s/ DENNIS J. BRODERICK
                                     -----------------------------------------
                                     Name: Dennis J. Broderick
                                     Title: President

                                FEDERATED DEPARTMENT STORES, INC.

                                By:  /s/ DENNIS J. BRODERICK
                                     -----------------------------------------
                                     Name: Dennis J. Broderick
                                     Title: Senior Vice President and General
                                     Counsel

                               Page 5 of 6 Pages

                                 EXHIBIT INDEX

EXHIBIT                                                   DESCRIPTION
-----------  -----------------------------------------------------------------------------------------------------

(a)(1)       Offer to Purchase, dated February 18, 1999

(a)(2)       Letter of Transmittal

(a)(3)       Notice of Guaranteed Delivery

(a)(4)       Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees

(a)(5)       Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other
             Nominees

(a)(6)       Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(7)       Form of Summary Advertisement, dated February 18, 1999

(a)(8)       Text of Joint Press Release of Federated Department Stores, Inc. and Fingerhut Companies, Inc., dated
             February 11, 1999

(b)(1)       364-Day Credit Agreement, dated as of July 28, 1997, by and among Parent, the Initial Lenders named therein, Citibank, N.A., as Administrative Agent and Paying Agent, The Chase Manhattan Bank, as
             Administrative Agent, BankBoston, N.A., as Syndication Agent, and the Bank of America, National Trust
             & Savings Association, as Documentation Agent (Incorporated by reference to Exhibit 10.1 to the
             Company's Quarterly Report on Form 10-Q for the period ended August 2, 1997 (the "August 1997 Form
             10-Q"))

(b)(2)       Amended and Restated Credit Agreement, dated as of June 29, 1998, by and among Parent, the Initial
             Lenders named therein, Citibank, N.A., as Administrative Agent and Paying Agent, The Chase Manhattan
             Bank, as Administrative Agent, BankBoston, N.A., as Syndication Agent, and The Bank of America,
             National Trust & Savings Association, as Documentation Agent (Incorporated by reference to Exhibit
             10.1 to the Company's Quarterly Report on Form 10-Q for the period ended August 1, 1998 (the "August
             1998 Form 10-Q"))

(b)(3)       Five-Year Credit Agreement, dated as of July 28, 1997, by and among Parent, the Initial Lenders named therein, Citibank, N.A., as Administrative Agent and Paying Agent, The Chase Manhattan Bank, as
             Administrative Agent, BankBoston, N.A., as Syndication Agent, and the Bank of America, National Trust
             & Savings Association, as Documentation Agent (Incorporated by reference to Exhibit 10.2 to the
             August 1997 Form 10-Q)

(b)(4)       Letter Amendment to the Five-Year Credit Agreement, dated as of June 29, 1998, by and among Parent, the Initial Lenders named therein, Citibank, N.A., as Administrative Agent and Paying Agent, The
             Chase Manhattan Bank, as Administrative Agent, BankBoston, N.A., as Syndication Agent, and the Bank
             of America, National Trust & Savings Association, as Documentation Agent (Incorporated by reference to Exhibit 10.2 to the August 1998 Form 10-Q)

(c)(1)       Agreement and Plan of Merger, dated February 10, 1999, among Federated Department Stores, Inc.,
             Bengal Subsidiary Corp. and Fingerhut Companies, Inc.

(c)(2)       Confidentiality Agreement, dated November 11, 1998, between Federated Department Stores, Inc. and
             Fingerhut Companies, Inc.

(d)          Not applicable

(e)          Not applicable

(f)          Not applicable

                               Page 6 of 6 Pages